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Exhibit 99.2

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  Exhibit 99.2

PLEASE VOTE TODAY!

SEE REVERSE SIDE

▼ TO VOTE BY MAIL, PLEASE DETACH HERE, SIGN AND DATE PROXY CARD, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

SINA CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF SINA CORPORATION FOR THE 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 3, 2017

WHITE PROXY

The undersigned shareholder of Sina Corporation, a Cayman Islands company (the "Company"), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Card, each dated September 25, 2017, and hereby appoints Charles Chao and Bonnie Zhang or either of them, as proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2017 Annual General Meeting of Shareholders of Sina Corporation to be held on November 3, 2017 at 2:00 p.m., local time, at 42nd Floor, Edinburg Tower, The Landmark, 15 Queen's Road, Central, Hong Kong and at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side and, in their discretion, to vote upon such other business as may properly come before the 2017 Annual General Meeting of Shareholders.

THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED AS FOLLOWS: (1) "FOR" THE RE-ELECTION OF YICHEN ZHANG AS A DIRECTOR OF THE COMPANY; (2) "FOR" THE PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AS THE INDEPENDENT AUDITORS OF THE COMPANY; (3) "AGAINST" THE ELECTION OF ARISTEIA NOMINEE BRETT H. KRAUSE; (4) "AGAINST" THE ELECTION OF ARISTEIA NOMINEE THOMAS J. MANNING; AND IN ADDITION, THIS PROXY WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDERS UPON ANY OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE 2017 ANNUAL GENERAL MEETING.

PLEASE SIGN ON REVERSE SIDE AND RETURN IMMEDIATELY

(Continued, and to be signed and dated on the reverse side.)

Vote by Mail – Please sign, date and return the proxy card in the envelope provided, or mail to: Sina Corporation, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155.

▼ TO VOTE BY MAIL, PLEASE DETACH HERE, SIGN AND DATE PROXY CARD, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

☒ Please mark your vote as in this

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF THE COMPANY NOMINEE LISTED IN PROPOSAL 1 AND "FOR" PROPOSAL 2.

	FOR	AGAINST	ABSTAIN
1. Re-election of Yichen Zhang as a director of the Company	☐	☐	☐
2. Ratifiy the appointment of PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company	☐	☐	☐

THE BOARD RECOMMENDS A VOTE "AGAINST" EACH ARISTEIA NOMINEE LISTED IN PROPOSALS 3 AND 4.

	FOR	AGAINST	ABSTAIN
3. Election of Brett H. Krause as a director of the Company	☐	☐	☐
4. Election of Thomas J. Manning as a director of the Company	☐	☐	☐

Date: ________________________, 2017

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Signature of Shareholder

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Signature of Shareholder

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Title

Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.